Exhibit 99.12

Nouveau Monde Advances Its Electrification With Mandate for the Connection to Hydro-Québec’s Network

SAINT-MICHEL-DES-SAINTS, Quebec, April 15, 2020 -- Nouveau Monde Graphite Inc. (“Nouveau Monde” or “NMG”) (TSX.V:NOU; OTCQX: NMGRF; Frankfurt: NM9) has mandated Hydro-Québec to carry out the preliminary project encompassing the development, installation and operation of a 120-kV electrical line that will supply its Matawinie mine site and help the company meet its carbon-neutrality targets.

The goal is to connect the Matawinie project mine and concentrator to the power network via a dedicated line that will enable the full electrification of its operations—a world first for an open-pit mine. During the design phase, the technical, financial and environmental aspects as well as the construction schedule will be defined for the line. Hydro-Québec will begin its studies and then issue public communications about the project in the coming months. The 120-kV line is expected to be powered up for the start of the mine’s operations in 2022.

Hydro-Québec generates, transports and distributes electricity. It is Canada’s largest electricity producer and one of the world’s largest producers of hydroelectricity.

Towards an all-electric mine

With its dedication to stringent sustainable development standards, Nouveau Monde is committed to having both its heavy equipment, used for mining operations and its ore concentration and processing activities become fully electric within the first five years of production. The planned electrical line will supply power to support this operating model, which will reduce the CO2 emissions of the mine by more than 300,000 tonnes over its lifetime.

“The preliminary project is an important step in our electrification strategy, as the power line will guarantee a reliable, affordable and dedicated supply of renewable energy. This will give us a competitive advantage that lets us bring to market a product with the smallest possible environmental footprint,” explained Eric Desaulniers, President and CEO of Nouveau Monde. “In addition, we are having positive discussions with commercial partners to develop an electric fleet that is adapted to our property’s open-pit mining conditions.”

The detailed engineering work is progressing in line with these goals. From mine planning to shift scheduling that takes into account recharge cycles, Nouveau Monde and its consultants are reinventing industry conventions to create the mine of the future.

A new level of collaboration

Nouveau Monde Graphite and Hydro-Québec have already partnered to research and develop graphite anode materials used to make lithium-ion batteries (see press release dated May 17, 2018). Nouveau Monde also holds an operating licence from Hydro-Québec’s Center of Excellence in Transportation Electrification and Energy Storage to commercialize battery material technologies and position Quebec in the lithium-ion battery value chain.

ABOUT Nouveau Monde Graphite

Nouveau Monde Graphite is developing the Matawinie graphite mining project, located in Saint-Michel-des-Saints, 150 km north of Montréal, QC. At the end of 2018, the Company published a Feasibility Study which revealed strong economics with projected graphite concentrate production of 100,000 tonnes per year, with an average concentrate purity of 97%, over a 26-year period. Currently, Nouveau Monde operates a demonstration plant where it produces concentrated flake graphite, which is being sent to potential North American and international clients for the qualification of its products. In a perspective of vertical integration within the electrical vehicle market, Nouveau Monde is planning a large-scale secondary graphite transformation facility, catering to the needs of the booming lithium-ion battery industry. Dedicated to high standards of sustainability, the Matawinie graphite project will be the first of its kind to operate as an all-electric, low-carbon mine.

Media	Investors
Julie Paquet	Christina Lalli
Director, Communications	Director, Investor Relations
450-757-8905 #140	438-399-8665
jpaquet@nouveaumonde.ca	clalli@nouveaumonde.ca

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Cautionary Note Regarding Forward-Looking Information

All statements, other than statements of historical fact, contained in this press release including, but not limited to (i) the increase of Mineral Resources tonnage, (ii) the conversion of Inferred or Indicated Mineral Resources to Measured Resources and the conversion of Mineral Resources to Mineral Reserves , (iii) the positive impact of the foregoing on project economics, and (iV) generally, or the “About Nouveau Monde Graphite” paragraph which essentially describe the Corporation’s outlook and  objectives, constitute “forward-looking information” or “forward-looking statements” within the meaning of certain securities laws, and are based on expectations, estimates and projections as of the time of this press release. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Corporation as of the time of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. These estimates and assumptions may prove to be incorrect.

Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, actual results to differ materially from those expressed or implied in any forward-looking statements. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. The Corporation disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Further information regarding Corporation is available in the SEDAR database (www.sedar.com) and on the Corporation’s website at: www.NouveauMonde.ca